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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 AND ENDING DECEMBER 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PondView Capital LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Forest Street
Sherborn, MA 01770

(No. and Street)

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Franklin Perlmutter 508-650-0011

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

(Name - if individual, state *last, first, middle name*)

90 CANAL STREET BOSTON, MA 02114

(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Franklin Pellmutter swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pondview Capital LLC as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Greer Pugatch
Notary Public

...ER G. PUGATCH
NOTARY PUBLIC
...MASSACHUSETTS
...8, 2007

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PONDVIEW CAPITAL LLC
(A WHOLLY OWNED SUBSIDIARY
OF PONDVIEW LLC)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)

Years Ended December 31, 2005 and 2004

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Sole Member
PondView Capital LLC
(A Wholly Owned Subsidiary of PondView LLC)
Sherborn, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of PondView Capital LLC (the "Company"), a wholly owned subsidiary of PondView LLC, as of December 31, 2005 and 2004 and the related statements of income, changes in member's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted the United States of America.

Our audits were made for forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
January 26, 2006

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash	$ 21,069	$ 17,840
Total assets	$ 21,069	$ 17,840
Liabilities and Member's Equity		
Current liabilities:		
Accrued expenses	$ 7,800	$ 7,500
Total liabilities	7,800	7,500
Member's equity	13,269	10,340
Total liabilities and member's equity	$ 21,069	$ 17,840

The accompanying notes are an integral part of these financial statements.

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Consulting	$ 120,000	$ 50,000
Operating expenses:		
Management fees - related party	28,800	28,800
Professional fees	9,603	9,232
Fees and licenses	1,628	1,845
Miscellaneous expenses	40	712
Total operating expenses	40,071	40,589
Income from operations	79,929	9,411
Other income	-	544
Net income	$ 79,929	$ 9,955

The accompanying notes are an integral part of these financial statements.

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statements of Changes in Members' Equity
Years Ended December 31, 2005 and 2004

	Common Member
Balance, December 31, 2003	$ 9,385
Contributions from member	12,000
Distributions to member	(21,000)
Net income	9,955
Balance, December 31, 2004	10,340
Distributions to member	(77,000)
Net income	79,929
Balance, December 31, 2005	$ 13,269

The accompanying notes are an integral part of these financial statements.

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 79,929	$ 9,955
Adjustment to reconcile net income to net cash provided by operating activities:		
Accrued expenses	300	728
Net cash provided by operating activities	80,229	10,683
Cash flows from financing activities:		
Member distributions	(77,000)	(21,000)
Capital contributions	-	12,000
Net cash used in financing activities	(77,000)	(9,000)
Net increase in cash	3,229	1,683
Cash, beginning of year	17,840	16,157
Cash, end of year	$ 21,069	$ 17,840

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
PondView Capital LLC (the "Company"), a Limited Liability Corporation located in Sherborn, Massachusetts, is a wholly owned subsidiary of PondView LLC (the "Parent" and sole member). The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company was formed in late 2002 and began operations as a broker-dealer in May 2003. The Company advises on and negotiates mergers and acquisitions and private placements for established and emerging companies.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash
The Company places its temporary cash investments with high financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

Revenue Recognition
The Company enters into contracts with customers calling for monthly consulting fees to be paid during the term of the arrangement and a commission paid out based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is finalized. Accordingly, management recognizes monthly consulting fees in revenue for the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable and collectiblity is reasonably assured, with separate revenue recognition once each Transaction is finalized.

Income Taxes
The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its sole member, the Parent, for income tax reporting purposes. Under the expense sharing agreement discussed in Note 3, the Parent incurs certain expenses on behalf of the Company, including income taxes, with no apportionment back to the Company. Accordingly, no provision has been made for federal or state income taxes.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements
In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *"Accounting Changes and Error Corrections"* ("SFAS No. 154"). This statement replaces APB Opinion No. 20, *"Accounting Changes"*, and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements"*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Company is required to adopt SFAS No. 154 on January 1, 2006; however, management does not expect the adoption of SFAS No. 154 to have a material impact on the Company's cash flows, results of operations, or financial position.

NOTE 2 – MEMBER'S EQUITY

During 2004, the Parent, the sole member, contributed $12,000 to the Company to fund operations. During 2005, no contributions were required from the Parent.

NOTE 3 – RELATED PARTY TRANSACTIONS

Expense Sharing Agreement
Pursuant to an expense sharing agreement, effective December 20, 2002 and revised on January 1, 2005 (the "expense sharing agreement"), the Parent agreed to pay all operating expenses of the Company in connection with the offices in Sherborn, including postage, telephone, rent, photocopy, miscellaneous office supplies, and the salaries of individuals employed by the Parent who at any time perform work on the Company's matters. The expense sharing agreement provides that no expenses will be apportioned back to the Company and that the Company will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and those supplies such as stationery used solely by the Company. Additionally, it states that the Company agreed not to make any distributions or transfer funds if it would result in the Company's net capital falling below 120% of its minimum under Rule 15c3-1 of the Securities Exchange Act of 1934 or exceed minimum aggregate indebtedness requirements. Amounts paid to the Parent are reported as management fees on the Statements of Income.

NOTE 4 - MAJOR CUSTOMERS

The Company received 100% of its revenue from two customers during the years ended December 31, 2005 and December 31, 2004, respectively.

NOTE 5 – NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2005 and 2004, the Company had net capital of $13,269 and $10,340, respectively, exceeding the minimum net capital requirement by $8,269 and $5,340, respectively. At December 31, 2004 and 2005, the Company had a ratio of aggregate indebtedness to net capital of .09 to 1. and .72 to 1, respectively.

There was no material differences between the audited net capital and that filed originally by the Company as of December 31, 2005.

NOTE 6 – SUBSEQUENT EVENT

During January 2006, subsequent to collection of $10,000 in advisory fees, the Company distributed $8,000 to its member.

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Sole Member
PondView Capital LLC
(A Wholly Owned Subsidiary of PondView LLC)
Sherborn, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of PondView Capital LLC (the "Company"), a wholly owned subsidiary of PondView LLC, for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2005.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
January 26, 2006

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2005

Schedule I

	Audited Net Capital 2005
Capital:	
Member's equity	$ 13,269
Net capital	13,269
Minimum dollar net capital requirement	5,000
Excess net capital	$ 8,269
Aggregate indebtedness	$ 7,800
Ratio of aggregate indebtedness to net capital	.09 to 1

See Independent Auditors' Report.

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
December 31, 2005

Schedule II

PondView Capital LLC is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).